UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Appointment of Two Senior Management Team Members

On March 14, 2022, Evaxion Biotech A/S issued a press release announcing the appointment of Bo Karmark as its new Chief Financial Officer and Jesper Nyegaard Nissen as its Chief Operating Officer.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in that certain registration statement on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) of Evaxion Biotech A/S ( the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Company’s Press Release dated March 14, 2022, related to its appointments of two senior management team members.

Exhibit No.	Description

99.1	Press Release dated March 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: March 15, 2022	By:	/s/ Niels Iversen Møller.
Name: Niels Iversen Møller
Title: Chief Financial Officer